Exhibit 99.2

This document is important and requires your immediate attention If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser . Shell plc Notice of Annual General Meeting Tuesday May 21, 2024 at 10:00 (UK Time) The Shell plc Annual General Meeting will be a hybrid meeting, held online via the Lumi electronic meeting platform and at the InterContinental London – The O 2 , 1 Waterview Drive, Greenwich Peninsula, London SE 10 0 TW, United Kingdom

2 Shell Notice of Annual General Meeting 2024 3 Chair’s Letter 4 Notice of Annual General Meeting 8 Shareholder Resolution and Supporting Statements 9 Directors’ response to Shareholder Resolution 11 Explanatory notes on resolutions 14 Directors’ biographies 22 Shareholder notes 25 Attendance arrangements Cautionary note The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. Also, in this Notice of Annual General Meeting we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries. Shell’s operating plan, outlook and budgets are forecasted for a ten - year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net - zero emissions target, as this target is currently outside our planning period . In the future, as society moves towards net - zero emissions, we expect Shell’s operating plans to reflect this movement . However, if society is not net zero in 2050 , as of today, there would be significant risk that Shell may not meet this target . The contents of any websites referred to in this document do not form part of this document. Documents incorporated by reference The Shell Energy Transition Strategy 2024 which was published on March 14, 2024 by way of regulatory announcement (available at shell.com/investors/news - and - filings/uk - regulatory - announcements.html ) shall be deemed to be incorporated in, and form part of, this Notice of Meeting. Availability of documents The Company’s Annual Report and Accounts and the Form 20 - F for the year ended December 31, 2023 can be found at shell.com/annualreport . The 2024 Notice of Annual General Meeting can also be found at shell.com/agm . The Shell Energy Transition Strategy 2024 can also be found at shell.com/agm . If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following: United Kingdom +44 (0)800 169 1679 USA +1 888 301 0504 E - communication If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at shareview.co.uk you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. Shareholders who participate in the meeting electronically are able to access documents electronically that they cannot inspect in person. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below. Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom +44 (0)800 169 1679 (UK) Shell plc Registered in England and Wales, Company number 04366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom Contents Design and production: Friend friendstudio.com Print: Toppan Merrill Reports are available in all inclusive formats at Shell.com/annual - publications Reporting for all

3 Shell Notice of Annual General Meeting 2024 Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting (“AGM”) which will be a hybrid meeting, held online via the Lumi electronic meeting platform, and at the InterContinental London – The O 2 , 1 Waterview Drive, Greenwich Peninsula, London SE 10 0 TW, United Kingdom on Tuesday May 21 , 2024 . Our hybrid AGM provides three ways in which shareholders can follow the proceedings: i) attending and participating in person; ii) attending and participating in the webcast by registering through an electronic platform (“digitally attending”); or iii) simply watching the webcast. Details of how to do each of these options are provided in this document on pages 22 to 27. We strongly encourage you to register for the “Keep up to date with Shell” section of our website at shell.com/news - and - insights/ information including any changes to the AGM format. As in previous years, we strongly encourage our shareholders to submit their proxy voting instructions in advance of the meeting. The primary focus of the AGM will be on the formal business set out in the Notice of Meeting. However, to facilitate the engagement we value with our shareholders, the meeting will include a Question and Answer session, as explained in this Notice. Question and Answer session Our AGM provides an opportunity for shareholders to ask questions about the business set out in this Notice. The AGM is also an opportunity for the Board to engage in dialogue with shareholders. Not only will the Board update shareholders on the business model and financial performance of the Company, but shareholders can share their views and opinions. In recent years, we have sadly seen some attendees at the meeting whose methods of engagement were disruptive and, at times, unsafe. Actions of this kind will merely serve to limit the Board's engagement and dialogue at the meeting as the Board will always prioritise the safety of those in attendance. Therefore, behaviour that may interfere with anyone’s security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting may be removed from the meeting without warning. As Chair of the AGM, I will endeavour to ensure that discussions remain relevant and that as many shareholders as possible have the opportunity to speak. The Question and Answer session during the AGM will allow both shareholders attending physically and digitally an opportunity to pose questions to your Board. Business of the AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. Resolutions 1 to 21 represent business which is mainly of a routine nature for a listed company, and your Board recommends that you vote in favour of them. In Resolution 22, the Board is submitting Shell’s own climate - related resolution to shareholders for an advisory vote, requesting that shareholders support Shell’s Energy Transition Strategy 2024 and vote in favour of Resolution 22 for the reasons set out on page 6. Our full Energy Transition Strategy 2024 is available at shell.com/agm . We have also received a shareholder resolution (Resolution 23) pursuant to Section 338 of the Companies Act 2006, and your Board recommends that you vote against this resolution for the reasons set out on pages 9 to 10. The AGM will be conducted in English. Directors In line with the UK Corporate Governance Code (the “Code”), all Directors will retire at the 2024 AGM and seek reappointment by shareholders . I believe that the Director reappointments proposed in Resolutions 3 to 14 are in the best interests of the Company. The biographical details of each Director are given on pages 14 to 19. Finally, an overview of the diversity, skills and experience represented on the Board is set out on page 21. I hope you will vote in favour of the Director re - appointment resolutions. Chair’s letter Voting All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands . This means that a shareholder has one vote for every share held . Regardless of whether you simply watch the webcast or digitally attend, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares. Yours faithfully, Sir Andrew Mackenzie Chair March 13, 2024 For the latest AGM news Please register to receive AGM information in the “Keep up to date with Shell” section of our website at shell.com/ news - and - insights/newsroom/email - alerts where we will also notify shareholders of future events in 2024. AGM webcast Our webcast will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 21, 2024 – the day of the AGM. Shareholders who wish to simply watch the webcast should log on to shell.com/agm/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting should access the digital meeting. Details of each option can be found on pages 22 to 27.

4 Shell Notice of Annual General Meeting 2024 Notice is hereby given that the Annual General Meeting (“AGM“) of Shell plc (the “Company”) is currently scheduled to be held at the InterContinental London – The O2, 1 Waterview Drive, Greenwich Peninsula, London SE10 0TW, United Kingdom at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 21, 2024, for the purpose of considering the following business. At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting. This means that shareholders will be able to join and participate in the meeting in person or by attending and participating in the digital meeting (“digitally attending”). All references to attendance herein mean both digital and in person attendance. Resolutions numbered 1 to 17, 21 and 22 are being proposed as ordinary resolutions and those numbered 18 to 20 and 23 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three - quarters of the votes cast must be in favour. Resolution 1 That the Company’s annual accounts for the financial year ended December 31, 2023, together with the Directors’ reports and the Auditor’s report on those accounts, be received. Resolution 2 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy, set out on pages 191 to 210 of the Directors’ Remuneration Report, for the year ended December 31, 2023, be approved. Resolution 3 That Dick Boer be reappointed as a Director of the Company. Resolution 4 That Neil Carson be reappointed as a Director of the Company. Resolution 5 That Ann Godbehere be reappointed as a Director of the Company. Resolution 6 That Sinead Gorman be reappointed as a Director of the Company. Resolution 7 That Jane Holl Lute be reappointed as a Director of the Company. Resolution 8 That Catherine Hughes be reappointed as a Director of the Company. Resolution 9 That Sir Andrew Mackenzie be reappointed as a Director of the Company. Resolution 10 That Sir Charles Roxburgh be reappointed as a Director of the Company. Resolution 11 That Wael Sawan be reappointed as a Director of the Company. Resolution 12 That Abraham (Bram) Schot be reappointed as a Director of the Company. Resolution 13 That Leena Srivastava be reappointed as a Director of the Company. Resolution 14 That Cyrus Taraporevala be reappointed as a Director of the Company. Resolution 15 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. Resolution 16 That the Audit and Risk Committee be authorised to determine the remuneration of the Auditor for 2024 on behalf of the Board. Resolution 17 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €150.31 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 20, 2025, and the end of the AGM to be held in 2025 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. Resolution 18 That if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings ; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €22.55 million, such power to apply until the earlier of the close of business on August 20, 2025 and the end of the AGM to be held in 2025 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. Notice of Annual General Meeting

5 Shell Notice of Annual General Meeting 2024 Resolution 19 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 644.2 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority under Resolution 20; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses, such authority to apply until the earlier of the close of business on August 20, 2025, and the end of the AGM to be held in 2025 but in each case so that the Company may enter into a contract during this period to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. Resolution 20 That, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contracts proposed to be entered into (in the form produced to the meeting) (“buyback contracts”) for off - market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its ordinary shares of €0.07 each (“ordinary shares”) be and are approved, and the Company be and is authorised to purchase ordinary shares pursuant to any such buyback contract, provided that such authority be limited: (A) to a maximum number of 644.2 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority granted at Resolution 19; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses, such authority to apply until the earlier of the close of business on August 20, 2025, and the end of the AGM to be held in 2025 but in each case so that the Company may enter into a buyback contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such buyback contract as if the authority had not ended. Resolution 21 That, in accordance with Part 14 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to: (A) make political donations to political parties or independent election candidates not exceeding £100,000 in total for all such companies taken together; (B) make political donations to political organisations other than political parties not exceeding £100,000 in total for all such companies taken together; and (C) incur political expenditure not exceeding £100,000 in total for all such companies taken together, in each case, as such terms are defined in the Companies Act 2006. This authority shall continue for the period ending on the conclusion of the Company’s AGM in 2025 or, if earlier, close of business on August 20, 2025. For the purposes of this Resolution, the authorised sum may comprise sums in different currencies that shall be converted at such rate as the Directors of the Company may in their absolute discretion determine to be appropriate. Resolution 22 Shell’s Energy Transition Strategy 2024 resolution That Shell’s energy transition update as disclosed in the Company’s Annual Report and Accounts for the year - ended December 31, 2023, and Shell’s Energy Transition Strategy 2024, which are published on the Shell website ( shell.com/annualreport and shell.com/agm , respectively), be approved. See pages 6 to 7 for additional information. Resolution 23 Shareholder resolution The Company has received notice pursuant to the Companies Act 2006 of the intention to move the resolution set forth on page 8 and incorporated herein by way of reference at the Company’s 2024 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 8. Your Directors consider that Resolution 23 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 23 for the reasons set out on pages 9 to 10. By order of the Board Caroline J.M. Omloo Company Secretary March 13, 2024 This Notice of Meeting should be read and construed in conjunction with any amendment or supplement hereto and any documents incorporated herein by reference (see “Documents incorporated by reference” on page 2). Other than in relation to the documents which are deemed to be incorporated by reference, the information on websites to which this Notice of Meeting refers does not form part of this Notice. Notice of Annual General Meeting continued

6 Shell Notice of Annual General Meeting 2024 Shell's Energy Transition Strategy 2024 – Resolution 22 Resolution 22 asks shareholders to approve Shell’s energy transition update, as disclosed in the Company’s Annual Report and Accounts for the year - ended December 31, 2023, AND Shell’s Energy Transition Strategy 2024, which are published on the Shell website ( shell.com/annualreport and shell.com/agm , respectively). This is an opportunity to take stock of the Company’s progress, to reflect on what Shell has learned, and to look forward to Shell’s target to become a net - zero emissions energy business by 2050. Shell believes this target supports the more ambitious goal of the Paris Agreement, to limit the rise in the global average temperature to 1.5 ƒ C above pre - industrial levels. At its Capital Markets Day in June 2023, Shell outlined how its Powering Progress strategy delivers more value with less emissions, emphasising the “more value” part of its strategy. In this energy transition update, Shell is focusing on how the same strategy delivers “less emissions”. Shell’s energy transition plans cover all its businesses. In Integrated Gas, Shell is growing its world - leading LNG business with lower carbon intensity. In Upstream, it is reducing emissions from oil and gas production. In Downstream, Renewables and Energy Solutions, Shell is growing sales of low - carbon products and solutions such as biofuels, charging for electric vehicles and renewable power, while investing in hydrogen and other fuels of the future. The Company’s focus on performance, discipline and simplification is driving clear choices about where it can create the most value for investors and customers through the energy transition. Shell’s ability to raise and invest capital depends on delivering strong returns to shareholders, shaping the role that Shell can play on the journey to net zero. The Company believes this focus makes it more, not less, likely that it will achieve its climate targets and ambitions. Progress towards targets and ambitions As Shell works towards net zero, it is reducing emissions from its operations and energy products while becoming an increasingly successful organisation. At its Capital Markets Day, the Company said it would deliver more value with less emissions and it has made good progress in the first year under its new Chief Executive Officer Wael Sawan. By the end of 2023, for example, Shell had achieved more than 60% of its target to halve Scope 1 and 2 emissions from its operations by 2030, compared with 2016. Shell achieved its short - term target to reduce the net carbon intensity of the energy products it sells, with a 6.3% reduction against its target of 6 - 8% compared with 2016. Shell also continues to be one of the leaders in reducing methane emissions. In 2023, Shell continued to keep its methane emissions intensity well below 0.2%. Shell wants to lead in the decarbonisation of transport using the strength of its brand, deep customer relationships and global reach. As the energy transition progresses, Shell expects to sell more low - carbon products and solutions, and less oil products including petrol and diesel. To measure its progress, Shell has set a new ambition to reduce customer emissions from the use of Shell’s oil products by 15 - 20% by 2030 compared with 2021 (Scope 3, Category 11). That is more than 40% compared with 2016. [A] In line with our shift to prioritising value over volume in power, we are concentrating on select markets and segments. One example is our focus on commercial customers more than retail customers. Given this focus on value, we expect growth in total power sales to 2030 will be lower than previously planned. This has led to an update to our net carbon intensity target. We are now targeting a 15 - 20% reduction by 2030 in the net carbon intensity of the energy products we sell, compared with 2016, against our previous target of a 20% reduction. Acknowledging uncertainty in the pace of change in the energy transition, we have also chosen to retire our 2035 target of a 45% reduction in net carbon intensity. Towards net zero In total, Shell invested $5.6 billion in low - carbon solutions in 2023, which was 23% of its capital spending. Shell is investing $10 - 15 billion in low - carbon energy solutions between 2023 and the end of 2025, making Shell a significant investor in the energy transition. With its focused approach, the Company believes its investments will have an important impact, allowing Shell to develop low - carbon solutions at increasingly affordable prices for its customers. Resolutions This year, we are asking shareholders to vote at our Annual General Meeting (AGM) on Shell’s energy transition update. As was the case for Shell’s Energy Transition Strategy put to shareholders vote in 2021 (ETS21), as well as shareholder votes on progress against ETS21 at AGMs in 2022 and 2023, this vote is purely advisory, and not binding on our shareholders. The legal responsibility for approving or objecting to Shell’s strategy lies with the Board and Executive Committee. The Board considers another resolution, proposed by Follow This (Resolution 23), to be against shareholders’ financial interests and believes it would not help to mitigate global warming. Resolution 23 is therefore also not in line with the Company’s strategy, which is intended to promote the success of the Company and accelerate the energy transition. Conclusion The Company believes its target to become a net - zero emissions energy business by 2050 is in line with the 1.5 ƒ C goal of the Paris Agreement. Your Directors believe the Company’s strategy will transform Shell into a net - zero emissions energy business, creating value for its shareholders, customers and wider society. The Board unanimously recommends that you vote in favour of Resolution 22 in support of Shell’s energy transition update described in the Company’s Annual Report and Accounts for the year - ended December 31, 2023, and Shell’s Energy Transition Strategy 2024. [A] Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO 2 e) in 2023, 569 million tonnes CO 2 e in 2021 and 819 million tonnes CO 2 e in 2016. Of the 40% reduction by 2030, around 8 percentage points are related to volumes associated with additional contracts being classified as held for trading purposes, impacting reported volumes from 2020 onwards.

7 Shell Notice of Annual General Meeting 2024 Shell's Energy Transition Strategy 2024 – Resolution 22 continued Engagement Shell recognises and values the importance of shareholder engagement when considering its energy transition progress and has included information on these engagements within the Company’s Annual Report and Accounts for the year ended December 31 , 2023 , as required by the UK Corporate Governance Code . The Board is grateful for the time and contribution of all those stakeholders who provided feedback and for the overall indications of support for Shell’s strategy. Following the 2023 AGM, we engaged with our largest shareholders offering further opportunities to discuss the progress made in implementing Shell’s energy transition strategy, and to understand the reasons behind various voting decisions. The Chair of the Board subsequently had an opportunity to engage directly with our large institutional shareholders during his investor roadshow in September 2023 and will do so again in April 2024. The 2023 advisory vote on our progress created more informed dialogues with our institutional shareholders. The dialogue highlighted that our large shareholders that did not vote in line with the Board recommendation on the Shell Energy Transition Progress Resolution and the 2023 Shareholder Resolution were predominately focused on Shell’s energy transition strategy and not the 2022 progress, which is what the Shell proposed Resolution related to. Some shareholders outlined societal pressure influencing media coverage and expectations from beneficial owners as reasons for not aligning with the Board recommendation. Others raised questions related to medium term targets. Accountability Setting the Company strategy is the responsibility of the Board, and the advisory vote on Shell’s Energy Transition Strategy 2024 (Resolution 22) does not change that fundamental principle. As stated in 2021, when the Company published its Energy Transition Strategy, voting on the resolutions that the Company puts for an advisory vote will not be binding on shareholders – shareholders are not being asked to take responsibility for approving or objecting to Shell’s strategy, since that legal responsibility lies with the Board and the Executive Committee. The purpose of the vote on Resolution 22 is to provide shareholders with a vehicle to express their views on whether the Company’s strategy, and its strategic targets, and its reasonableness in the current environment. The Directors are aware of the varying stakeholder views, and multiple motives when voting on such a matter. The Company therefore wishes to clarify that if Resolution 22 is not passed, or receives notable votes against (more than 20%), the Company will engage with, and provide updates to, investors as prescribed under provision 4 of the 2018 UK Corporate Governance Code. Any future shareholder engagements will take into account the voting outcome for Resolution 22 at the 2024 AGM .

1. IPCC, August 2021: Climate change widespread, rapid, and intensifying ( ipcc.ch/2021/08/09/ar6 - wg1 - 20210809 - pr/ ) 2. IEA, September 2023: Net Zero Roadmap: A Global Pathway to Keep the 1.5 ƒ C Goal in Reach – 2023 Update (page 108) ( iea.blob.core.windows.net/assets/13dab083 - 08c3 - 4dfd - a887 - 42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach - 2023Update.pdf ) 3. Shell’s strategy: Net Carbon Intensity (NCI) is the Company’s proprietary intensity metric which combines the emissions of its operations and use of its energy products (Scopes 1, 2, and 3) into a single intensity figure in terms of the grams of carbon dioxide equivalent (gCO₂eq) per unit of energy (MJ) sold. ( shell.com/energy - and - innovation/the - energy - future/our - climate - target. html#vanity - aHR0cHM6Ly93d3cuc2hlbGwuY29tL3Bvd2VyaW5nLXByb2dyZXNzL2FjaGlldmluZy1uZXQtemVyby1lbWlzc2lvbnMuaHRtbA ) 4. CA100+, 2023: Net Zero Company Benchmark – Shell plc ( climateaction100.org/company/royal - dutch - shell/ ) 8 Shell Notice of Annual General Meeting 2024 Shareholder Resolution and Supporting Statement – Resolution 23 SHAREHOLDER RESOLUTION Shareholders support the Company, by an advisory vote, to align its medium - term emissions reduction targets covering the greenhouse gas (GHG) emissions of the use of its energy products (Scope 3) with the goal of the Paris Climate Agreement: to limit global warming to well below 2 ƒ C above pre - industrial levels and to pursue efforts to limit the temperature increase to 1.5 ƒ C. The strategy for achieving these targets is entirely up to the board. You have our support. SUPPORTING STATEMENT Introduction The world has signed the Paris Agreement, pledging to limit global warming to well below 2 ƒ C and to pursue efforts to limit warming to 1.5 ƒ C. Failure to do so will have dramatic effects for society at large, including the global economy. Greenhouse gas (GHG) emissions are the leading driver of global warming. The Company is a leading contributor to global GHG emissions. Paris alignment Scientific consensus indicates that global emissions must almost halve this decade to keep 1.5 ƒ C within reach. The Intergovernmental Panel on Climate Change (IPCC) stated that “unless there are immediate, rapid and large - scale reductions in greenhouse gas emissions, limiting warming to close to 1.5 ƒ C or even 2 ƒ C will be beyond reach.”¹ Since the energy sector accounts for the vast majority of global emissions, it must achieve large - scale emissions reductions this decade to reach the goal of the Paris Climate Agreement. The International Energy Agency (IEA) underscores the critical role of energy - related emissions in its Net Zero Roadmap, A Global Pathway to Keep the 1.5 ƒ C Goal in Reach: “Getting to net zero emissions by 2050 requires rapid and deep cuts in emissions of both carbon dioxide (CO₂) and other greenhouse gases (GHG), particularly methane, by 2030.”² As a result, for a major player in the energy sector, Paris alignment implies targets that significantly contribute to reducing global emissions by 2030. The Company’s medium - term targets are not Paris aligned Shell’s medium - term targets covering Scope 3 are a decrease of the Net Carbon Intensity (NCI) of 20% by 2030 and 45% by 2035 (at the time of filing this resolution), compared to 2016 levels.³ The Climate Action 100+ benchmark states that the Company’s medium - term GHG emissions reduction target(s) are not aligned with the goal of limiting global warming to 1.5 ƒ C.⁴ No third - party source indicates that Shell’s medium - term targets are aligned with a 1.5 ƒ C warming scenario. Moreover, the Company does not sufficiently demonstrate how it will reach these targets, which means it is unclear how the underlying approach contributes to significant reductions in global emissions this decade. Risks of misalignment A lack of Paris - aligned targets poses significant risks to the Company. These risks include: Regulation: As countries work to achieve their commitments under the Paris Agreement, more stringent regulations should be implemented. This risks leaving planned oil and gas projects stranded, which would result in significant losses to the Company. Uncertainty about the timing of the effects of climate change and shifts in public sentiment may bring about a disorderly transition, resulting in abrupt implementation of regulation, negatively affecting the profitability of fossil fuels and further increasing the risks of stranded assets. Loss of market opportunity: As the global energy market transitions toward a net - zero energy system, there will be increased demand for low - carbon energy products. The Company risks losing the opportunities that this demand presents. Litigation: Instances of climate litigation against oil majors are increasingly sharply. As the legal framework around this becomes more established and liability more certain, the Company is exposed to increasing financial liability. Carbon lock - in: By investing recent record profits in continued fossil fuel extraction, the Company risks locking itself into an unsustainable business model. We advise the Company to adopt Paris - aligned targets By adopting Paris - aligned targets, the Company can spur innovation both internally and in the market as a whole. Furthermore, it sends a signal to policy makers that will help to advance the necessary regulation. Paris - aligned targets will help to protect the Company’s long - term value. An increasing number of investors are realizing this, which is why support for this climate resolution has increased from 2.7% in 2016 to 20% in 2023. A vote for this proposal is warranted by investors who seek to ensure a long - term future for the Company and to protect the value of their entire investment portfolios. You have our support.

9 Shell Notice of Annual General Meeting 2024 Your Directors believe that Resolution 23 is against both good governance and shareholders’ interests, and also has negative consequences for our customers. The resolution, if approved, would have a material negative financial impact on the Company and its ambition to be the investment case through the energy transition. Your Directors believe that Resolution 23 will also not mitigate global warming – it could potentially have the opposite impact and also negatively impact energy security. Despite the statements made in the resolution, Shell has targets and ambitions that it believes are in line with the more ambitious goal of the Paris Agreement to limit global warming this century to 1.5 ƒ C above pre - industrial levels and it is making good progress towards achieving these targets and ambitions. As outlined in Shell’s Articles of Association, a shareholder resolution is a Special Resolution, which, if passed, would be binding on the Company. Resolution 23 states within its text that it is an “advisory” resolution. This is not correct. A Special Resolution requires at least 75% of the votes cast to be in favour. If passed, it would be binding on the Company, and form part of the Company’s constitution. Against good governance A special resolution should provide a company with a clear course of action. Resolution 23 fails to do this. It claims to be advisory (which it is not), it is unclear, generic, and attempts to remove the setting of strategic targets from the Board’s control, thereby creating confusion as to Board and shareholder accountabilities. When considering Resolution 23, it is important for shareholders to carefully read and understand the supporting statement provided with the Follow This resolution, as the Board must rely on the supporting statement if Resolution 23 is passed. Resolution 23 supposedly calls for new targets that could conflict with Shell’s Energy Transition Strategy which is being put to shareholders at the 2024 AGM. This includes a new ambition and changes to current targets which Shell believes reflect feedback received from stakeholders and support the more ambitious goal of the Paris Agreement. Rather than vote for Resolution 23, the Board instead encourages its shareholders to vote on Shell’s Energy Transition Strategy 2024 (Resolution 22). Resolution 22 is an advisory vote, as it is put to a shareholder vote by the Board and is therefore not binding on Shell’s shareholders. The legal responsibility for approving or objecting to Shell’s strategy lies with the Board and Executive Committee. Against shareholder interests Shell believes that its targets and ambitions to reduce emissions, with the goal of becoming a net - zero emissions energy business by 2050, support the more ambitious goal of the Paris Agreement to limit global warming this century to 1.5 ƒ C above pre - industrial levels. Directors’ response to Shareholder Resolution 23 The Directors do not support Resolution 23 and unanimously recommend that you vote against it. Emissions from the products we sell (Scope 3) Eliminating routine flaring from Upstream operations by 2025 [B] Target Target Target Shell’s Energy Transition 2024 targets and ambitions Maintain methane emissions intensity below 0.2% and achieve near - zero methane emissions by 2030 Net - zero emissions by 2050 (Scopes 1, 2 and 3) Emissions from our own operations (Scope 1 and 2) Halving Scope 1 and 2 emissions by 2030 [A] under operational control (2016 reference year) Ambition New Oil products ambition Reduce customer emissions from the use of our oil products by 15 - 20% by 2030, Scope 3 Category 11 [C] (2021 reference year) Target Updated Net carbon intensity (NCI) Introducing a range of 15 - 20% for our target to reduce NCI by 2030 (2016 reference year) A. On a net basis. B. Subject to completion of the sale of Shell Petroleum Development Company of Nigeria Limited (SPDC). C. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO 2 e) in 2023 and 569 million tonnes CO 2 e in 2021.

10 Shell Notice of Annual General Meeting 2024 Directors’ response to Shareholder Resolution 23 continued A. According to our analysis and data from the International Energy Agency. B. According to our analysis and data from the International Energy Agency, Overview – Global Methane Tracker 2023 – Analysis – IEA. C. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes per annum (mtpa) in 2023, 569 mtpa in 2021 and 819 mtpa in 2016. Of the 40% reduction by 2030, around 8 percentage points are related to volumes associated with additional contracts being classified as held for trading purposes, impacting reported volumes from 2020 onwards. Additional Shell disclosures: A. 2023 Annual Report: Our journey to net zero starts on page 82, ( reports.shell.com/annual - report/2023/_assets/downloads/shell - annual - report - 2023.pdf ). B. Energy Transition Strategy 2024, ( shell.com/sustainability/our - climate - target/shell - energy - transition - strategy/_jcr_content/root/main/section/promo_copy_copy/links/item0. stream/1710386815551/26357bbb7c06090d26fe803a7da5f23c637c8a56/shell - energy - transition - strategy - 2024.pdf ). C. Climate and Energy Transition Lobbying Report 2022, ( reports.shell.com/climate - and - energy - transition - lobbying - report/2022/_assets/downloads/shell - climate - and - energy - transition - lobbying - report - 2022.pdf ) The supporting statement of Resolution 23 suggests a further reduction of the Scope 3 emissions Shell reports. Doing so, without changing demand and the way in which customers use energy, would effectively mean handing over retail and commercial customers to competitors. This would materially affect Shell’s financial strength and limits its ability to generate value for shareholders. Shell is instead pursuing a global leadership role in electric vehicle charging and low - carbon fuel solutions to help enable transport customers to lower their emissions. Negative consequences for customers The world needs secure, affordable, and low - carbon energy. Shell wants to continue to provide the energy the world needs today, while working with customers and governments to change the way energy is consumed tomorrow. Supporting our customers as they decarbonise their businesses and lives by offering low - and zero - carbon products and services is at the heart of Shell’s energy transition strategy. As an energy user, Shell has a target to reduce its absolute emissions from its operations (Scope 1 and 2), by 50% by 2030 (2016 baseline) on a net basis. Shell has delivered a 31% reduction at the end of 2023 (2016 baseline). Global energy - related carbon emissions increased by around 7% over the same period. [A] Shell has also set a near - zero methane emissions target by 2030. Shell’s methane emissions performance was in 2023 estimated to be >10 times better than the performance of the sector overall [B]. As an energy provider, Shell’s ambition to reduce customer emissions from the use of our oil products by 15 - 20% by 2030, Scope 3, Category 11 (2021 baseline) equates to more than a 40% reduction since 2016 [C]. In comparison, our analysis using data from the International Energy Agency shows that absolute emissions from oil products emissions globally remained flat since 2016. Our ambition is also in line with the European Union’s climate goals for transport, among the most progressive in the world. In line with our shift to prioritising value over volume in power, we are concentrating on select markets and segments. One example is our focus on commercial customers more than retail customers. Given this focus on value, we expect growth in total power sales to 2030 will be lower than previously planned. This has led to an update to Shell’s net carbon intensity (NCI) target. Shell is now targeting a 15 - 20% reduction by 2030 in the net carbon intensity of the energy products we sell, compared with 2016, against its previous target of a 20% reduction. Shell has achieved a 6.3% NCI reduction since 2016. Our analysis, using data from the International Energy Agency, shows the net carbon intensity of the global energy system fell by around 3% over that same time. The resolution is not mitigating global warming Follow This states that the energy sector accounts for the vast majority of global emissions. Shell believes that its targets and ambitions support the more ambitious goal of the Paris Agreement to limit global warming this century to 1.5 ƒ C above pre - industrial levels. Shell believes it plays a positive role in the transport sector by offering low - carbon energy alternatives like electric vehicle charging and biofuels. Shell also supports LNG as a critical fuel in the energy transition, as it replaces coal, supports energy security, and is an intermittent fuel to renewable power by providing grid stability when wind and solar power are unavailable. Shell is not accountable for customers’ need for transport and power usage across the world. Such a representation of accountability delays the energy transition by being unrealistic about the role of the supply side of the energy system. Shell encourages shareholders to engage in a more meaningful energy transition debate; one that can stimulate real progress through collaboration with commercial and private customers, governments and stakeholders. Supporting Resolution 23 is more harmful than helpful to the required mitigation of global warming. Conclusion Shell has set targets and ambitions that it believes are in line with the 1.5 ƒ C goal of the Paris Agreement and it is making good progress towards achieving these targets and ambitions. Its strategy supports a balanced and orderly energy transition, while accelerating the shift to low - and zero - carbon energy. Resolution 23, if passed, would weaken the Company’s ability to deliver its strategy, would restrict the Company’s role in the energy transition and is against good governance. It continues to present an energy transition narrative that does not recognise accountability for use of energy. That has, on balance, a negative impact on the climate. THE DIRECTORS DO NOT CONSIDER RESOLUTION 23 TO BE IN THE BEST INTERESTS OF THE COMPANY, ITS SHAREHOLDERS AS A WHOLE, OUR CUSTOMERS, AND THE CLIMATE. THE DIRECTORS RECOMMEND THAT YOU VOTE AGAINST RESOLUTION 23.

11 Shell Notice of Annual General Meeting 2024 Note to resolution 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2023, together with the Directors’ reports and the Auditor’s report on those accounts. Note to resolution 2 Consideration and approval of the Directors’ Remuneration Report Resolution 2 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2023, excluding the Directors’ Remuneration Policy (the “Policy”). The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Shareholders approved a resolution at the 2023 AGM in relation to the Policy. The Company must seek approval for a similar resolution each year unless the Policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved Policy is shown for information purposes within the Annual Report on pages 211 to 218. Note to resolutions 3 to 14 Reappointment of Directors In line with the Code, all Directors will retire at the AGM and seek reappointment by shareholders. The biographical details of the Directors are given on pages 14 to 19. Pursuant to the Code, all Non - executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2023 Board evaluation on page 20. A full overview of the Board and Board Committee evaluation can be found on page 166 of the Annual Report for the year ended December 31, 2023. The Board recommends that you support the reappointment of each of the Directors standing for reappointment at the AGM. Note to resolutions 15 and 16 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 15 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 16 seeks authority for the Audit and Risk Committee to determine their remuneration on behalf of the Board. Note to resolution 17 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €150.31 million (representing 2,147,340,498 ordinary shares of €0.07 each). This amount represents approximately one - third of the issued ordinary share capital of the Company as at March 13, 2024, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of either the close of business on August 20, 2025, or the end of the AGM of the Company to be held in 2025. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. Note to resolution 18 Disapplication of pre - emption rights This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre - emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €22.55 million (representing 322 million ordinary shares of €0.07 each). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of the Company as at March 13, 2024, the latest practicable date prior to publication of this Notice. The authority will expire at the earlier of the close of business on August 20, 2025, and the end of the AGM of the Company to be held in 2025. The Directors have no immediate plans to make use of this authority. The Directors confirm that should they utilise the authority in Resolution 18, they intend to follow the shareholder protections set out in Section 2B of the Pre - Emption Group’s Statement of Principles on Disapplying Pre - Emption Rights issued in November 2022, to the extent reasonably practicable and relevant (the resolution does not provide for follow - on offers). Note to resolutions 19 and 20 Authority to make on and off market purchases of ordinary shares Resolutions 19 and 20 would allow the Company to buy back its own ordinary shares via methods permitted by the Companies Act 2006. Each resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Resolution 19 would allow the Company to buy back its ordinary shares by way of on - market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe are not recognised investment exchanges for the purposes of Section 693(2) of the Companies Act 2006, buybacks conducted on these exchanges do not qualify as “on - market” purchases. Therefore, approval of off - market purchases is sought under Resolution 20 to enable share buybacks of shares on these exchanges. The Directors regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company, and therefore consider it to be desirable to have the authority to make purchases by way of on market purchases under Resolution 19 and / or off - market purchases under Resolution 20 (the latter of which, as described above, only covers open - market buybacks of ordinary shares on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe) to have increased flexibility in conducting buybacks of ordinary shares. For further information on the Company’s approach to returning capital to its shareholders, including details of distributions made during 2023, please refer to page 36 of the Annual Report for the year ended December 31, 2023. The Directors will only repurchase ordinary shares under the authority sought under Resolutions 19 or 20 when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. There can be no certainty as to whether the Company will repurchase any of its ordinary shares, or as to the amount of any such buybacks or the prices at which such buybacks may be made. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 259.1 million ordinary shares in the period from the last AGM to March 13, 2024, under the existing authority to make market purchase of ordinary shares. Explanatory notes on resolutions

12 Shell Notice of Annual General Meeting 2024 Ordinary shares purchased by the Company pursuant to the authority sought under Resolutions 19 and 20 will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The Company has no warrants in issue in relation to its ordinary shares and no options to subscribe for its ordinary shares outstanding . Authority to make on - market purchases of ordinary shares Under Resolution 19, authority is sought to allow the Company to buy back its own ordinary shares by way of market purchases (as such term is defined in Section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 20, renewing the authority granted by shareholders at previous AGMs. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authority will expire at the earlier of the close of business on August 20, 2025, and the end of the AGM of the Company to be held in 2025. Authority to make off - market purchases of ordinary shares Under Resolution 20, authority is sought to allow the Company to buy back its own ordinary shares by way of off - market purchases (as such term is defined in section 693(2) of the Companies Act 2006) on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe. This authority is necessary in addition to that under Resolution 19 because, for the purposes of the Companies Act 2006, any repurchase of ordinary shares through Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe constitutes an “off - market” transaction. As such, these buybacks may only be made pursuant to a form of buyback contract (a “buyback contract”), the terms of which have been approved by shareholders in accordance with Section 694 of the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 19. The Company is seeking approval of the terms of two forms of buyback contract, which are in all material respects identical to each other apart from the fee structure, with the two forms of contract reflecting a brokerage commission fee structure and a discount to volume weighted average price fee structure respectively: • under the brokerage commission structure, the fees payable to the programme bank for the engagement take the form of a brokerage commission, based on the number of shares repurchased by the programme bank. The level of brokerage commission will be determined at the time the buyback contract is executed; and • under the volume weighted average price fee structure, the fees payable to the programme bank for the engagement will be based upon the pricing achieved by the programme bank for such repurchases, as compared to an agreed discount to the volume weighted average price of the ordinary shares. The discount to the volume weighted average price will be determined at the time the buyback contract is executed. In addition, details such as the term of the buyback contract and the maximum number of ordinary shares to be purchased pursuant to a buyback contract during such term will also be determined at the time of execution of a buyback contract. The minimum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. Each buyback contract also annexes a form of proposal, which would be the means by which the programme banks would respond to invitations to bid for a particular buyback tranche from time to time during the term of the authorisation sought under Resolution 20. The buyback contracts are proposed to be entered into with any of Citigroup Global Markets Limited, BNP Paribas or any of its affiliates, Goldman Sachs International, Morgan Stanley & Co. International plc, Merrill Lynch International, Natixis and UBS AG London Branch. However, due to the settlement arrangements for shares traded on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe, the member who would hold any shares to be purchased under the buyback contracts would in each case be either Euroclear Nederland or Euroclear Bank. Copies of the buyback contracts will be made available for shareholders to inspect at the Company’s registered office at Shell Centre, London, SE1 7NA during normal business hours on any weekday (public holidays excluded, and as allowed by law) from the publication of this Notice until the conclusion of the 2024 AGM. Copies of the buyback contracts will also be available for inspection at the AGM. Under the Companies Act 2006, the Company must seek authorisation for share repurchase contracts and counterparties at least every five years. However, the authority sought under Resolution 19 will expire at the earlier of the close of business on August 20, 2025, and the end of the AGM of the Company to be held in 2025. Note to resolution 21 Authority for certain donations and expenditure The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure as set out in the resolution. The Directors are seeking such authority for a period ending on the date of the Company’s AGM in 2025 or, if earlier, close of business on August 20, 2025. The Company has no intention of changing its current practice of not making political donations to political parties, independent election candidates and/or political organisations, or incurring political expenditure within the ordinary meaning of those words and will not do so without the specific endorsement of shareholders. However, the definitions used in the Companies Act 2006 are very wide and open to interpretation. As such, it is possible that normal business activities which might not be thought to be political donations or expenditure in the usual sense could be caught. This could include donations and contributions to, for example, bodies concerned with policy review and law Explanatory notes on resolutions continued

13 Shell Notice of Annual General Meeting 2024 reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups, which it may be in the Company’s interest to support. In order to allow such activities to continue and avoid inadvertently contravening the Companies Act 2006, the Company considers that the authority sought under this resolution to make political donations and incur political expenditure is advisable, in common with many other listed companies. The UK Companies Act 2006 requires that the authority should specify the maximum amount that the Company and its subsidiaries can spend on each category of political donations or expenditure during the period. To ensure sufficient flexibility, the resolution provides that this maximum amount is £100,000 for the Company and its subsidiaries, in respect of each category, over the whole period of the authority until its expiration in 2025. Note to resolution 22 Shell’s Energy Transition Strategy 2024 resolution Resolution 22 is an advisory vote seeking approval of Shell’s energy transition update as disclosed in Shell’s Annual Report and Accounts for the year - ended December 31, 2023 (published on shell.com/annualreport ) AND Shell’s Energy Transition Strategy 2024 (published on the Shell website shell.com/agm and incorporated in this Notice by reference). The Board is fully aligned with this strategy and believes it will deliver value for our shareholders, our customers and wider society. Voting in favour of this resolution shows support for both the Company and how it intends to progress its energy transition strategy. The Shell Energy Transition Strategy 2024 is also available for inspection. Please see page 24 for further information. Note to resolution 23 Shareholder resolution Resolution 23 is a special resolution and has been requisitioned by a group of shareholders. The resolution should be read with its corresponding supporting statement given on page 8, and the Directors’ response given on pages 9 to 10. Your Directors consider that Resolution 23 is not in the best interests of the Company and its shareholders as a whole and recommend shareholders vote against Resolution 23 . Explanatory notes on resolutions continued Your Directors consider that Resolutions 1 to 22 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of Resolutions 1 to 22. However, they consider that Resolution 23 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 23 for the reasons set out on pages 9 to 10.

14 Shell Notice of Annual General Meeting 2024 Directors’ biographies Career Prior to joining Shell, Sir Andrew Mackenzie was CEO of BHP from 2013 to 2019 after joining BHP in 2008. As BHP CEO, he simplified and strengthened the business, and made it the first miner to pledge to tackle emissions caused when customers use its products. From 2004 to 2007 at Rio Tinto, Sir Andrew was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production, and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Sir Andrew was also Vice President for Chemicals in the Americas, then Olefins and Polymers globally. From 2005 to 2013 , Sir Andrew served as a Non - executive Director of Centrica . He has also served on many not - for - profit boards, including public policy think tanks in the UK and Australia . He was knighted in 2020 for services to business, science, technology and UK - Australia relations . Relevant skills and experience Sir Andrew has led international FTSE 100 businesses, and has more than 30 years’ experience in the mining and energy industries. Following early academic distinction, Sir Andrew made important contributions to geochemistry, including groundbreaking methods for oil exploration and recovery. He was recognised as “one of the world’s most influential earth scientists” and made a Fellow of the Royal Society in 2014. Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public - private partnerships and advise governments around the world. He has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. His expertise is helping Shell navigate the energy transition. Sir Andrew also champions gender balance, the rights of Indigenous Peoples, and the power of large companies to make a positive contribution to society – all of which align closely with Shell’s purpose, strategy and values. Sir Andrew Mackenzie Chair Tenure Chair – Two years and nine months (appointed May 18, 2021) On Board – Three years and five months (appointed October 1, 2020) Board committee membership Chair of the Nomination and Succession Committee Outside commitments on listed and large private companies Chair of UK Research and Innovation (UKRI) Age Nationality 67 British Career Dick Boer was President and CEO of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold’s Dutch businesses. Before joining Ahold, Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Relevant skills and experience Dick has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world’s largest food retail groups. He has considerable experience at the forefront of retailing and customer service, which extended in more recent years to e - commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing activities and increasing consumer choices in energy products. Dick brings sound business judgement and a proven track record in strategic delivery to Shell, evidenced by the combination of Ahold and Delhaize. He is also passionate about sustainability and is well informed on the importance of the various stakeholder interests in this area. Dick Boer Deputy Chair and Senior Independent Director Tenure Three years and nine months (appointed May 20, 2020) Dick was appointed Deputy Chair and Senior Independent Director on May 23, 2023. Board committee membership Member of the Audit and Risk Committee, member of the Nomination and Succession Committee, and a member of the Remuneration Committee Outside commitments on listed and large private companies Non - executive Director of Nestlé and SHV Holdings; and Chair of the Supervisory Board of Just Eat Takeaway.com Age Nationality 66 Dutch

15 Shell Notice of Annual General Meeting 2024 Directors’ biographies continued Sinead Gorman Chief Financial Officer Tenure One year and 11 months (appointed April 1, 2022) Board committee membership N/A Outside commitments on listed and large private companies No external appointments Age Nationality 46 British Career Sinead Gorman joined Shell in 1999 and has held key leadership roles in Finance. She started her Shell career in the Shell International Trading and Shipping Company (STASCO) based in London, UK, and then moved to the Coral Energy joint venture, in Houston, Texas, USA. Sinead worked in Mergers and Acquisitions and Treasury, based in the Netherlands, before moving back to Houston as Vice President Finance for Shales. Prior to her appointment as CFO, Sinead held the positions of Executive Vice President (EVP) Finance for Upstream; Projects & Technology, as well as Integrated Gas and New Energies. Relevant skills and experience Sinead has an MEng from the University of Oxford, and an MSc in Finance from London Business School. Sinead has more than two decades’ experience of working for Shell. She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and possesses a breadth of experience in trading, new business development and capital projects. Sinead has held regional and global finance leadership roles across Europe and the USA, and latterly, in Shell’s Upstream, Integrated Gas and Renewables and Energy Solutions businesses, and in Projects & Technology and Corporate. Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle - based decision - making and detailed capital stewardship. Career Wael began his career at Shell in 1997 as an engineer with Petroleum Development Oman. By the mid - 2000s, Wael was Managing Director and Chairman of Shell Qatar, where he oversaw Shell’s business in Qatar, including its liquefied natural gas (LNG) and gas - to - liquids (GTL) divisions. Wael then became Executive Vice President of Deep Water, where he was responsible for driving its transformation into a leading business for Shell. Prior to being appointed CEO at the start of 2023, Wael joined the Executive Committee in 2019 as Upstream Director, and then, in 2021, he became Shell’s Director of Integrated Gas, and Renewables and Energy Solutions. Wael was a trustee of Shell Foundation from 2019 to the end of 2022. Relevant skills and experience Wael holds an MEng from McGill University in Montreal, Canada, and an MBA from Harvard Business School. During his Shell career, spanning more than 25 years, he has worked in Europe, Africa, Asia and the Americas, and has held roles across all of Shell’s businesses. He has led several major commercial transactions, including mergers, acquisitions and divestments, as well as new business development projects. Wael is an exceptional leader, with all the qualities needed to drive Shell safely and profitably through its next phase of transition and growth. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people, which enables him to get the best from those around him. Wael Sawan Chief Executive Officer Tenure One year and two months (appointed January 1, 2023) Board committee membership N/A Outside commitments on listed and large private companies No external appointments Age Nationality 49 Lebanese and Canadian

16 Shell Notice of Annual General Meeting 2024 Directors’ biographies continued Career Neil Carson is a former FTSE 100 CEO . He joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed CEO in 2004 . Since retiring from Johnson Matthey in 2014 , Neil has focused on his non - executive roles . He was Chair of TT Electronics plc from 2015 until May 2020 . Relevant skills and experience Neil has an engineering degree, considerable operational experience and a strong understanding of capital - intensive businesses. He has a broad industrial outlook and a thorough commercial approach combined with a practical perspective on businesses. He brings a first - class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil uses his experience to bring fresh insight and industry understanding to Board discussions . Neil Carson OBE Independent Non - executive Director Tenure Four years and nine months (appointed June 1, 2019) Board committee membership Chair of the Remuneration Committee, and member of the Sustainability Committee Outside commitments on listed and large private companies Non - executive Chair of Oxford Instruments plc Age Nationality 67 British Career Ann Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim CFO and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has also held several non - executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Ann served as a Non - executive Director of Rio Tinto plc and Rio Tinto Limited until May 2019, and she was also Senior Independent Director of Rio Tinto plc. In January 2021, Ann joined the Board of Stellantis N.V., and she chairs its Audit Committee. In September 2023, Ann joined the Board of HSBC Holdings plc. Relevant skills and experience Ann is a former CFO and a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada, and she has more than 25 years of experience in the financial services sector. Her extensive international business experience, including serving on boards in eight countries, enables Ann to make significant and valuable contributions and bring a global perspective to Board discussions. Ann’s long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As Audit and Risk Committee Chair, Ann leverages her background to ensure robust discussions are consistently held as the Audit and Risk Committee delivers its remit. Ann Godbehere Independent Non - executive Director Tenure Five years and nine months (appointed May 23, 2018) Board committee membership Chair of the Audit and Risk Committee, and member of the Nomination and Succession Committee Outside commitments on listed and large private companies Non - executive Director and Audit Committee Chair of Stellantis N.V.; and Non - executive Director of HSBC Holdings plc Age Nationality 69 Canadian and British

17 Shell Notice of Annual General Meeting 2024 Directors’ biographies continued Career Jane Holl Lute was President and Chief Executive Officer of the North American operations of Sicpa Securelink Corporation from 2017 to 2021, when she assumed the role of Non - executive Strategic Director. From 2018 to 2021, Jane was a Non - executive Director of Atlas Air Worldwide Holdings Inc. In 2013, she established and led the Council on CyberSecurity, an independent not - for - profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane held the role of Chief Executive Officer of the Center for Internet Security, an independent not - for - profit organisation that works to improve cyber security worldwide. Before this, from 2009 to 2013 Jane served as Deputy Secretary of the US Department of Homeland Security, functioning as the Chief Operating Officer for the third - largest US Federal department. From 2003 to 2009 she held various roles at the United Nations, including Acting Under - Secretary and Assistant Secretary - General for Peacekeeping, Field Support and Peacebuilding. She also served as Executive Vice President and Chief Operating Officer of the United Nations Foundation and Better World Fund. Jane has since returned to working with the United Nations, serving as a Special Adviser to the Secretary - General. Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the military in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict. Relevant skills and experience Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. She has also made significant contributions to strategic discussions and overseeing the day - to - day business and management of a significant public security department. Jane is an experienced board director, having served on the boards of large companies since 2016. These appointments have given her business perspectives across different sectors and geographical regions. She has also served on various committees including committees which focus on audit, environmental and sustainability, nomination and governance issues. Jane Holl Lute Independent Non - executive Director Tenure Two years and nine months (appointed May 19, 2021) Board committee membership Member of the Sustainability Committee, and member of the Remuneration Committee Outside commitments on listed and large private companies Non - executive Director of Marsh & McLennen; and Non - executive Director of Union Pacific Corporation; Strategic Director of Sicpa Securink Corp. Age Nationality 67 American Career Catherine Hughes was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years. Catherine has also held non - executive director positions at SNC - Lavalin Group Inc, Statoil ASA and Precision Drilling Inc. Relevant skills and experience Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers in the boardroom. With over 30 years of oil and gas sector experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent a significant part of her career working in senior human resources roles. The Board highly regards her perspectives on our industry and our most important asset, our people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a continual drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board greatly as it considers various projects and investment or divestment proposals. She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her role as Chair of our Sustainability Committee. Catherine J. Hughes Independent Non - executive Director Tenure Six years and nine months (appointed June 1, 2017) Board committee membership Chair of the Sustainability Committee, and member of the Audit and Risk Committee Outside commitments on listed and large private companies Non - executive Director of Valaris Limited Age Nationality 61 Canadian and French

18 Shell Notice of Annual General Meeting 2024 Directors’ biographies continued Career Sir Charles held the position of Second Permanent Secretary, one of the most senior positions within the UK’s Treasury, from July 2016 to June 2022. As Second Permanent Secretary at HMT he was responsible for policy and oversight across a range of functions within HMT including financial services, financial stability, infrastructure, energy, science/R&D, business investment, venture and growth capital, transport, and culture/creative industries. He was also Chair of the HMT Operating Committee. Sir Charles was Director General, Financial Services at HMT from 2013 to 2016 and led the legislative process for the biggest reforms in the UK banking sector in a generation before being appointed Second Permanent Secretary. Prior to his career at HMT, Sir Charles spent over 25 years at McKinsey & Company, and obtained an MBA from Harvard Business School. While at McKinsey, he held positions including Director of the McKinsey Global Institute, Head of the UK Financial Institutions Group and Co - Head of McKinsey’s Global Investment Banking Practice. Sir Charles has worked for large banks, insurance companies, hedge funds and private - equity investors in strategy, risk management, and organisation roles. Sir Charles also led major research efforts at McKinsey and authored a number of articles on strategy and scenario planning. Relevant skills and experience Sir Charles’ succession of roles placed him at the nexus between industry and government, and they have included his active involvement in forging and delivering energy policies. He was an influential figure within HMT in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition. A former executive board member for one of the world’s pre - eminent consultancies, Sir Charles helped drive innovation while navigating the intricate stakeholder landscape of UK government. Sir Charles Roxburgh Independent Non - executive Director Tenure One year (appointed March 13, 2023) Board committee membership Member of the Audit and Risk Committee Outside commitments on listed and large private companies Non - executive Chair of Legal and General America (a US subsidiary of Legal and General Group plc focussing on life insurance and retirement operations); Non - executive member of Global Council, Herbert Smith Freehills Age Nationality 64 British Career Abraham (“Bram”) Schot has been on the Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice - Chair of Porsche Holding Salzburg. From 2011 to 2016, he was a member of the Board of Volkswagen Commercial Vehicles and Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017, he became a member of the Board of Audi AG. From 2006 to 2011, Bram was President & CEO of Daimler/ Mercedes - Benz Italia & Holding S.p.A. From 2003 to 2006, he was President & CEO of DaimlerChrysler in the Netherlands. Prior to this, Bram held a number of director and senior leadership roles within Mercedes - Benz in the Netherlands, having joined the business in 1987 on an executive management programme. Relevant skills and experience Bram has over 30 years’ experience working in the automotive industry at all levels of the business. He gained a wealth of knowledge on extensive business - wide cost optimisation programmes at Audi AG. These helped transform the car company into a provider of electric vehicles that could offer sustainable mobility and position itself to succeed in the energy transition. He is well placed to leverage this knowledge in the Shell boardroom as Shell navigates its own transformation and pathway through the energy transition. Bram brings his high regard for integrity and compliance to board meetings. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, which are all highly valued management tools and are evident in the questions he raises in the boardroom. Abraham Schot Independent Non - executive Director Tenure Three years and five months (appointed October 1, 2020) Board committee membership Member of the Sustainability Committee, and member of the Remuneration Committee Outside commitments on listed and large private companies Non - executive Director of Signify N.V.; Cognizant Technology Solutions Corporation; and Compagnie Financière Richemont SA Age Nationality 62 Dutch

19 Shell Notice of Annual General Meeting 2024 Directors’ biographies continued Career Leena has devoted a significant part of her career to research and policy matters in sustainability and has held positions on several boards of scale. She is currently a member of the UN Technical Advisory Group on SDG 7S, a Scientific Advisory Board Member of the European Forum for Alpbach, and an advisory Board Member of NAMTECH a Gujarat technology institute. Leena was the Deputy Director General for Science at the International Institute for Applied Systems Analysis (IIASA). Prior to this, she was an Executive Director, then the Vice Chancellor of the School of Advanced Studies at The Energy and Resources Institute (TERI), a not - for - profit policy research organisation working in energy, environment and sustainable development. Leena previously served on the sustainability advisory boards of various multinational companies, such as The Coca - Cola Company, Caterpillar Inc and Suez Environment. She has also been a non - executive director of companies, including companies involved in manufacturing and infrastructure. Leena has served various committees and organisations both at the international and national levels, with prior roles including energy and climate advisor for the United Nations and the Co - Chair of the Advisory Committee at Future Earth. Relevant skills and experience Leena recognises the challenges large organisations face in managing different stakeholder priorities and, in particular, the challenges companies face in balancing business, government and societal needs, while pursuing a sustainability agenda. Leena was a research associate at TERI when serious discussions on climate change were emerging. Later, as a member of the Cement Sustainability Initiative of the World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. She has a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces in pursuing decarbonisation. Leena is well positioned to make a valuable contribution to Shell during this period of transformation. Leena Srivastava Independent Non - executive Director Tenure One year (appointed March 13, 2023) Board committee membership Member of the Sustainability Committee Outside commitments on listed and large private companies Member of the Independent Council of Climate Experts of Edelman Age Nationality 63 Indian Career Cyrus Taraporevala was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Prior to joining State Street, Cyrus held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason, and Citigroup. Earlier in his career Cyrus was a partner at McKinsey & Company, based in New York and Copenhagen. Cyrus was a founding member of the New York Stock Exchange Board Advisory Council, which proactively addresses the critical need for inclusive leadership on corporate boards by connecting diverse candidates with companies seeking new directors. He serves as a Board member of two non profit organisations: The Trustees of Reservations, a Massachusetts - based conservation organisation, and GBH, a public media producer, distributor, broadcaster and content creator. Relevant skills and experience Cyrus brings a unique mix of strategic perspectives and business skills. He has significant experience in driving organic and inorganic growth, and company transformations. He is one of the most senior professionals in the asset management industry and has successfully led and grown global businesses of scale. He played a critical role in affirming State Street’s reputation as both a stalwart and a pioneer within the sector. At times, Cyrus was helping to implement change amid market uncertainty caused by geopolitical tensions and an evolving regulatory environment. Cyrus also possesses a unique vantage point on core board - related issues impacting public companies including sustainability. He has spoken about and published multiple articles on climate risk and other aspects of sustainability. He is credited with strengthening the sustainability credentials of State Street Global Advisors and is highly credible in providing perspectives on these topics. Cyrus Taraporevala Independent Non - executive Director Tenure One year (appointed March 2, 2023) Board committee membership Member of the Audit and Risk Committee Outside commitments on listed and large private companies Non - executive Director of Bridgepoint Group plc Age Nationality 57 American

20 Shell Notice of Annual General Meeting 2024 Board and Committee evaluation Company Secretary For 2023 the Nomination and Succession Committee conducted an internally facilitated questionnaire - based Board and committee evaluation. Board members responded to questionnaires shared at the end of 2023, with the results being discussed at the January 2024 Board and committee meetings. Separate questionnaires were produced for the evaluation of the Chair, and the Board committees. In addition, the Chair held separate one - to - one discussions with each of the Directors to assess their individual performance during the year. To broaden the inputs into the evaluation process, members of the Executive Committee participated in the evaluation process, also completing questionnaires relating to their attendance at Board meetings. The Company Secretary produced a feedback summary providing recommendations to the Directors. This report was shared with the Chair and committee Chairs and subsequently all Board members. The feedback from the Board Directors was positive throughout their responses to the evaluation. The committees were considered to be well - chaired and well - operated and received excellent input from Senior Management. A separate discussion in relation to the performance of the Chair was led by the Deputy Chair (in the absence of the Chair). The Chair was considered to have built and maintained strong relationships with the CEO, CFO and the Non - executive Directors. He was also thought to be very good at drawing out individual views in the room and keen to listen to views from all Directors. A full overview of the Board evaluation can be found on page 166 within the Governance section of the Annual Report for the year ended December 31, 2023. Retirements in 2023 Euleen Goh (Deputy Chair and Senior Independent Director) Retired: May 23, 2023. In line with best practice, Euleen chose not to seek re - election at the 2023 AGM after serving almost nine years on the Board. Martina Hund - Mejean (Independent Non - executive Director) Retired: May 23, 2023. Martina chose not to seek re - election at the 2023 AGM. Career Caroline Omloo worked in private practice with law firm Nauta Dutilh before joining Shell in 1999. She has held various positions in Shell, including Secretary to the Audit Committee, Associate General Counsel Corporate Finance NL, Chief Privacy Officer and Head of Legal, and management team member of the Downstream Operating Company in the Netherlands. She has also been a member of the board of Stichting Shell Pensioenfonds, one of Shell’s Dutch pension funds. Prior to being appointed as Company Secretary, Caroline was Head of Legal and Compliance of Shell Asset Management Company from 2017 and was a board member of this company from 2018 to 2022. From 2009 to 2019, Caroline was on the board of Stichting Beroepsopleiding Bedrijfsjuristen, the foundation providing education for in - house lawyers in the Netherlands. She also served as a board member of Missie Verkeersmiddelen Actie, a Dutch charitable organisation, from 2007 to 2017. Relevant skills and experience Caroline plays an important role at Shell in overseeing the Corporate Secretariat and the Group Disclosures and Securities Team in the UK, USA and the Netherlands. She has a strong understanding of Shell’s global operations and people. Her experience of engaging with the Board in previous roles, coupled with her broad understanding and engagement across Shell’s businesses, functions and her legal background, helps to ensure that the right matters come to the Board at the right time. Caroline J.M. Omloo Company Secretary Tenure One year and seven months (appointed August 1, 2022) Age Nationality 54 Dutch

Board diversity

Board diversity

Gender diversity



Female
42%
Male
58%

Non-executive Director tenure (years)



0-3
44%
4-6
44%
7-9
11%

Ethnicity



White British or other White (including minority white groups)
75%
Asian / Asian British
17%
Other ethnic groups, including Arab
8%

Non-executive Director sector experience



Regulatory, Government affairs, Public policy
100%
Oil & gas, Extractives, Energy
60%
Strategy development
100%
Engineering, Industrial
60%
Consumer, Marketing
60%
Accounting and Finance
80%

Director nationality



British
33%
Dutch
17%
American
8%
Canadian
25%
Indian
8%
Lebanese
8%

Attendance

The Board met nine times during 2023. Six of the nine meetings were held physically, one meeting in Vancouver, Canada, and five in London, United Kingdom. Three meetings were held virtually. Attendance during 2023 for all Board meetings is given in the table [A].

[A] For attendance at Committee meetings during the year, please refer to individual Committee Reports within the Annual Report for the year ended December 31, 2023.
[B] Dick Boer was absent from the May 2023 Board meeting due to personal circumstances.
[C] Euleen Goh stepped down from her role as Deputy Chair and Senior Independent Director with effect from May 23, 2023.
[D] Jane Holl Lute was absent from the June 2023 Board meeting due to a scheduled business commitment.
[E] Martina Hund-Mejean stepped down from her role as Independent Non-executive Director with effect from May 23, 2023.
[F] Sir Charles Roxburgh was appointed as Independent Non-executive Director with effect from March 13, 2023.
[G] Wael Sawan was appointed as Chief Executive Officer (CEO) with effect from January 1, 2023.
[H] Bram Schot was absent from the June 2023 Board meeting due to personal circumstances.
[I] Leena Srivastava was appointed as Independent Non-executive Director with effect from March 13, 2023.
[J] Cyrus Taraporevala was appointed as Independent Non-executive Director with effect from March 2, 2023.

Board member	Meetings attended in 2023
Dick Boer [B]	8/9
Neil Carson	9/9
Ann Godbehere	9/9
Euleen Goh [C]	3/3
Sinead Gorman	9/9
Jane Holl Lute [D]	8/9
Catherine J. Hughes	9/9
Martina Hund-Mejean [E]	3/3
Sir Andrew Mackenzie	9/9
Sir Charles Roxburgh [F]	7/7
Wael Sawan [G]	9/9
Bram Schot [H]	8/9
Leena Srivastava [I]	7/7
Cyrus Taraporevala [J]	8/8

Director independence

All Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the Code's independence test other than on appointment.

Ethnic diversity

The Board is satisfied that it currently exceeds the recommendation from the Parker Review on Board diversity in the UK.

The information in the tables above reflects only those standing for election at the 2024 Annual General Meeting.
Director age, on pages 14 to 19, is provided as at May 21, 2024, being the scheduled date of the 2024 Annual General Meeting. Other information on these pages is provided as at the date of the Notice.

Shell Notice of Annual General Meeting 2024 21

22 Shell Notice of Annual General Meeting 2024 Shareholders with registered shares in their own name or holding their shares through the Shell Corporate Nominee • Registered holders of shares or shareholders who hold their shares in the Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. • Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Shell Corporate Nominee no later than 18:30 (UK time), 19:30 (Dutch time) on Friday May 17, 2024. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Shell Corporate Nominee at 18:30 (UK time), 19:30 (Dutch time), two working days before the date of the adjourned AGM. • A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, to attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Shell Corporate Nominee, Voting Instruction Forms, must reach the Company’s Registrar no later than 10:00 (UK time), 11:00 (Dutch time) on Friday May 17, 2024. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. • If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on +44 (0)800 169 1679 to obtain an additional Proxy Form or, in the case of a participant in the Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. • If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. • If shares are held through the Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. • If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the Company’s Register of Members. Persons holding their shares through Euroclear Nederland (via banks or brokers) Persons holding their shares through Euroclear Nederland via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear Nederland. If persons who hold their shares through Euroclear Nederland wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear Nederland accordingly. To do this, such persons are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, such persons can choose such options electronically by accessing the website abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (UK time), 11:00 (Dutch time) on Friday May 17, 2024. Any instruction, whether by hard copy or by electronic means, must be received by this time. Persons holding their shares through Euroclear Nederland and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Persons holding their shares through third party agents or nominees (other than the Shell Corporate Nominee) If your Shares are held by a third party agent or nominee, you are urged to speak directly to them about how to exercise the votes that attach to those Shares and/or how to attend the Annual General Meeting. Shareholder notes 1. Attendance and appointment of a proxy If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Shell plc ordinary shares or an interest in those shares can be held. These include: • directly as registered shares in certificated or uncertificated form in a shareholder’s own name; • indirectly through Euroclear Nederland (via banks or brokers); • through the Shell Corporate Nominee; • through another third - party nominee or intermediary company; or • as a direct or indirect holder of American Depositary Shares (ADSs) with the Depositary (JPMorgan Chase Bank, N.A.). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. The return of a completed form of proxy, other such instrument or any CREST proxy Instruction will not prevent a member attending the AGM and voting in person . This section contains information relating to the following : 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic voting and proxy appointment 5. CREST electronic proxy appointment 6. Proxymity electronic proxy appointment 7. Audit concerns 8. Shareholders’ right to ask questions 9. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 10. Electronic publication 11. Electronic addresses 12. Shares and voting rights 13. Documents available for inspection

23 Shell Notice of Annual General Meeting 2024 Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the ADS Depositary, JPMorgan Chase Bank, N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The ADS Depositary, JPMorgan Chase Bank, N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. Corporate representatives Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM webcast You may either: i) simply watch the AGM via the webcast which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on the day of the AGM; or ii) digitally attend and participate in the AGM by registering through an electronic platform (“digitally attending”). See pages 26 and 27 for further details. Watching the AGM Webcast If you are unable to attend the AGM in person, you can watch the webcast, which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time), on the day of the AGM. Shareholders who wish to simply follow the AGM via the webcast should go to shell.com/AGM/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike digitally attending and participating, those simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit Question and Answer session with shareholders present at the AGM, as well as background shots of those present in the auditorium. Digitally attending the AGM Shareholders who wish to register to digitally attend and participate (including by voting) in the AGM should go to shell.lumiconnect. com/120 - 066 - 131 and refer to pages 26 and 27 for further details. 4. Electronic voting and proxy appointment Registered shareholders and those who hold their shares through the Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website sharevote.co.uk . Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: • This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. • This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM and vote on behalf of the shareholder. • No special software is required in addition to internet access. • To register on the website sharevote.co.uk , it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or your Notice of Availability. These numbers are unique to the particular holding and the 2024 AGM and contain special security aspects to prevent fraudulent replication. • In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form. • An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via sharevote . co . uk and will not be accepted if found to contain a virus . • The final time for receipt of proxies is 10 : 00 (UK time), 11 : 00 (Dutch time) on Friday questions by text or speak at the meeting via May 17, 2024. You may change your any such webcast. The webcast may include the appointment or voting instructions by submitting a new form in either hard copy or electronic form ; however, the new form must be received by the Registrar by this final time . • If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted . 5. CREST electronic proxy appointment CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via euroclear.com ). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, Shareholder notes continued

24 Shell Notice of Annual General Meeting 2024 CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. Proxymity electronic proxy appointment If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to proxymity.io . Your proxy must be lodged by 10:00 (UK time) on Friday May 17, 2024 in order to be considered valid, or, if the meeting is adjourned, by the time which is 48hrs before the time of the adjourned meeting. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them, and they will govern the electronic appointment of your proxy. An electronic proxy appointment via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your proxy vote. 7. Audit concerns Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 8. Shareholders’ right to ask questions The Company will be accepting shareholders’ questions at the AGM from those attending. Specific directions on how to ask a question for those attending digitally will be provided once you have accessed the meeting via shell.lumiconnect.com/120 - 066 - 131. The Company must cause to be answered any question taken at the AGM relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. The Chair has discretion not to answer, digitally display or read out questions that are deemed to be undesirable in the interests of the Company or the good order of the meeting (including inappropriate and/or offensive questions). See also “How to ask a question” on page 25. 9. Shareholders’ rights under Sections 338 and 338 A of the Companies Act 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 8, 2024, being the date six clear weeks before the AGM, or if later, the time at which Notice of the AGM is given and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 10. Electronic publication A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at shell.com/AGM . 11. Electronic addresses Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2024 AGM or the contents of this Notice other than for expressly stated purposes. 12. Shares and voting rights The total number of Shell plc ordinary shares in issue as at March 13 , 2024 , is 6 , 442 , 021 , 495 ordinary shares . The ordinary shares carry one vote each . The Company holds no shares in treasury . 13. Documents available for inspection The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded and as allowed by law), will also be available for inspection at the AGM in person, or digitally for those attending via the Lumi platform, from 09:45 (UK time) on the day of the AGM: (i) a copy of each Executive Director’s contract of service; (ii) a copy of each Non - executive Director’s letter of appointment; (iii) a copy of the Shell Energy Transition Strategy 2024 as proposed under Resolution 22; and (iv) a copy of the buyback contracts relating to Resolution 20, off - market share buybacks. Shareholders should note that items (iii) and (iv) will not remain available for inspection at the Company’s registered office after the date of the AGM. Shareholder notes continued

25 Shell Notice of Annual General Meeting 2024 Location, date and time The AGM is currently scheduled to be held digitally via the Lumi electronic meeting platform, and at the InterContinental London – The O2, 1 Waterview Drive, London, SE10 0TW, United Kingdom on Tuesday May 21, 2024 at 10:00 (UK time), 11:00 (Dutch time). Registration is open from 08:30 (UK time) and 09:30 (Dutch time). How to ask a question Attending in person There will be a dedicated question point located in the main auditorium. Ushers will be available to direct you to the question point and you will be directed where to sit ahead of raising your question. Attending digitally Only those shareholders that digitally attend the meeting via shell.lumiconnect.com/120 - 066 - 131 will be able to participate in the Question and Answer session. Specific details on how to ask a question will be provided once you have access to the AGM, on Tuesday May 21, 2024. Voting All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company’s established practice and ensures that shareholders, including shareholders who are not able to attend the AGM, have their votes taken into account. Refreshments Tea and coffee will be served before the AGM. How to get there By public transport By train, Maze Hill train station is closest to the meeting location. By tube, North Greenwich station is closest to the meeting location. Mainline From London Bridge or Stratford Station you can take the Jubilee Line to Canning Town and change to the DLR, or take the Jubilee Line to North Greenwich station. The London Thames Clipper boats also depart a number of major piers, including The O2, Greenwich, Canary Wharf, Tower Bridge, London Bridge, Embankment and Waterloo regularly. Parking There is a car park located at the InterContinental London – The O2. Please note that the car park has limited availability. Parking charges apply and please note that only credit card payment is accepted. The InterContinental London – The O2 is located outside of the London Congestion Charge Zone, but is inside the Low Emission Zone. There is also limited paid parking available outside North Greenwhich tube station. Shareholders with special needs There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Security There will be a security check in the reception area at the venue, and a routine bag search will be undertaken and all bags must be put in the cloakroom. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of mobile phones, other electrical equipment and cameras will not be permitted within the meeting room. We strongly suggest that you do not bring larger devices, such as tablets and laptops, as these will be required to be stored in the cloakroom. The safety of those in attendance will always be prioritised. Therefore, behaviour that may interfere with anyone’s security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting may be removed from the meeting without warning. Anyone attempting to take photos, film or record the proceedings may be asked to leave. Your personal data We process personal data of those attending the AGM. This includes recording of the webcasts and interaction with the attendees. We have arranged for photographs to be taken throughout the premises. These will be held for no longer than 10 years after the AGM. For the health, safety and security of all attending, there are surveillance cameras inside and outside of the event and our security personnel will be wearing body cameras. Your personal data may be disclosed to law enforcement, government authorities, courts and/or other relevant third parties for the purposes of civil or criminal proceedings. You can find further information about how the Shell group manages your personal data here: shell.com/privacy . Attendance arrangements

How to join the meeting digitally

Meeting ID: 120-066-131

Meeting access

To access the meeting:

(a) Visit shell.lumiconnect.com/120-066-131. This can be accessed online using the latest version of Chrome, Firefox and Edge on your PC, laptop, tablet or smartphone. Please note the internet browsers Safari and Internet explorer are not compatible.

You may be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your:

(b) **Shareholder Reference Number (SRN);** and

(c) **PIN (being the first two and last two digits of your SRN).**

Your personalised SRN is printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the Company's registrar, Equiniti, using the details set out at the bottom of this page.

Duly appointed proxies and corporate representatives:

Following receipt of a valid appointment please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).



120-066-131
JOIN MEETING
ENGLISH
Shell Annual General Meeting 2024
SRN
PIN
LOGIN
Shareholder Support
LUMI

If you are unable to access your SRN and PIN, please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time.

Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).

Requirements

An active internet connection is required at all times in order to participate in the meeting. It is the user's responsibility to ensure you remain connected for the duration of the meeting.

Webcast

The live webcast will include the Question and Answer session with digitally attending shareholders. The webcast will also be broadcast to interested parties via the Shell website.

26 **Shell** Notice of Annual General Meeting 2024

27 Shell Notice of Annual General Meeting 2024 How to join the meeting digitally continued Broadcast If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. Voting Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar . From here, the resolutions and voting choices will be displayed . To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the Chair has opened voting, you can vote at any time during the meeting until the Chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Questions Questions for the Board can be submitted to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the AGM once you are logged into the Lumi platform. Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

Sustainability at Shell means providing more and cleaner energy solutions in a responsible manner Shell’s Sustainability Report focuses on the key sustainability challenges we face, the ways we are responding and our social, safety and environmental performance. Read more at: Shell.com/sustainabilityreport Check our latest news Follow @Shell on Twitter facebook.com/shell linkedin.com/company/shell @Shell All our reports are available online at Shell.com/annual - publications • Comprehensive financial information on our activities throughout 2023 • Detailed information on Shell’s taxes • Report on our progress in contributing to sustainable development • Report on Shell’s energy transition strategy 000B